Province of Manitoba
Steady. Balanced.
Building Manitoba’s Future

2009/10 Quarterly Financial Report
April to December 2009

CONTENTS

Introduction
Third Quarter Financial Results
Economic Performance and Outlook

INTRODUCTION
Budget 2009 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board and fully reflects Generally Accepted Accounting Principles (GAAP). A summary budget presents a more complete picture of how the provincial government and its other reporting entities operate as a whole and what the total cost is of providing services and programs to people in Manitoba.
The financial information in this quarterly report is presented in the same format as the budget. This allowed for a smooth transition of quarterly financial reporting to a summary basis and, as recommended by the Office of the Auditor General, to be consistent with GAAP.
The third quarter financial report presents information on the GRE for the nine months ending December 31, 2009. The report also contains an updated financial forecast for the GRE for the current fiscal year and an economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009
SUMMARY NET INCOME
Revenues for the GRE are projected to be $134 million lower than budget. Core government revenue is projected to decrease $92 million from budget primarily as a result of an $88 million decrease in corporate income tax. In addition, federal transfers are $71 million lower, primarily due to timing of infrastructure projects. Partially offsetting these variances are increases in personal income tax — $53 million, corporation capital tax — $15 million and tobacco tax — $13 million.
Projections from other entities in the GRE result in a net decrease of $89 million from budget. The decrease primarily reflects the $136 million decrease from budget in Manitoba Hydro profits, partially offset by improved results from other entities such as MPI.
Core government expenditure forecasts continue to reflect an unanticipated $146 million related to planning and mitigation for the H1N1 flu — $90 million and for 2009 spring flooding — $56 million.
Other core government pressures to maintain vital services include healthcare — $99 million, child welfare — $35 million; services for persons with disabilities — $28 million; housing initiatives — $20 million; public safety and corrections — $17 million; and employment and income assistance — $18 million. The province is also accelerating the transfer of $23 million to the City of Winnipeg primarily for infrastructure in response to current economic conditions.
The current forecast of summary net income for 2009/10 has shown some improvement from the second quarter and is now projected to be a loss of $555 million.
Projection of Summary Net Income
For the Fiscal Year Ending March 31, 2010
UNAUDITED

	2009/10 Third Quarter Forecast			2009/10 Budget
		Consolidation
		Impacts and			Consolidation
	Core	Other Reporting		Core	Impacts and Other		Summary
(Millions of Dollars)	Government	Entities	Summary	Government	Reporting Entities	Summary	Variance

Revenue	10,041	2,555	12,596	10,134	2,596	12,730	(134)

Expenditure	10,643	2,508	13,151	10,222	2,460	12,682	469

Net Result for the Year	(602)	47	(555)	(88)	136	48	(603)

Transfer to Debt Retirement Account	(20)	20	—	(20)	20	—	—

Transfer from/(to) Fiscal Stabilization Account	110	(110)	—	110	(110)	—	—

Net Income/(Loss)	(512)	(43)	(555)	2	46	48	(603)

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009
Compliance with Balanced Budget Legislation
The Balanced Budget, Fiscal Management and Taxpayer Accountability Act requires that the government’s third quarter financial report include a statement of the projected balance as at the end of the fiscal year.
For the purposes of the Act, balance is the average of the net results for the fiscal years within the four-year period ending at that time. The results of applying this formula for the year ending March 31, 2010, is a positive balance, therefore the government will be in compliance with the Act.
As per Section 3(3) of the Act, the balance may be adjusted by excluding a revenue shortfall or increase in expenses for the fiscal year that occurred because of an unanticipated natural or other disaster that affects the province or a region of the province in a manner that is of urgent public concern.
In accordance with the Act, the $90 million of one-time H1N1 related expenditures included in the current forecast will be excluded. This results in a projected balance for purposes of the Act at March 31, 2010 of $253 million.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009
QUARTERLY FINANCIAL RESULTS
The unaudited net result of revenues exceeding expenditures for the first nine months of the fiscal year is $95 million better than estimated. Third quarter revenue was $83 million lower than projected, offset by expenditures being $178 million lower than estimated.
For Government Business Enterprises (GBEs) revenue is $12 million lower than estimated. Other entities report timing variances in federal transfers of $20 million as well as $17 million in fees, primarily from post secondary institutions.
Sinking funds and other earnings were $47 million lower than estimated with a related decrease in debt servicing.
Offsetting these decreases from actual are higher than projected other taxes including gas tax receipts as a result of increased consumption and better than estimated results for corporation capital and land transfer taxes and timing of receipts.
Expenditure variances are primarily the result of timing of payments.
Government Reporting Entity Operating Statement
UNAUDITED

	Year-to-Date to December 31
	2009/10
($000s)	Actual	Estimated	Variance

Revenue
Income Taxes	1,941,451	1,940,177	1,274
Other Taxes	2,672,796	2,661,677	11,119
Fees and Other Revenue	1,244,466	1,261,215	(16,749)
Federal Transfers	2,937,992	2,958,095	(20,103)
Net Income of Government Business Enterprises	428,164	439,887	(11,723)
Sinking Funds and Other Earnings	157,608	204,809	(47,201)

Total Revenue	9,382,477	9,465,860	(83,383)

Expenditure
Health and Healthy Living	3,579,238	3,520,391	58,847
Education	2,231,108	2,311,640	(80,532)
Family Services and Consumer Affairs	953,650	967,953	(14,303)
Community, Economic and Resource Development	1,188,172	1,259,577	(71,405)
Justice and Other Expenditures	659,517	666,570	(7,053)
Debt Servicing Costs	551,214	614,907	(63,693)

Total Expenditure	9,162,899	9,341,038	(178,139)

Net Result	219,578	124,822	94,756

Core government revenue and expenditure details are provided in Appendix I and II on pages 10 and 11.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009
Infrastructure and Capital Asset Renewal
Expenditures for infrastructure and capital asset renewal in 2009/10 are forecast to be $1.3 billion. Investing in tangible capital assets is key to providing vital services, as well as providing the infrastructure for economic and community development, into the future.

Current projections include investments for upgrading Manitoba’s roads and highways, wastewater treatment plants, expanding health facilities across the province, building and restoring social housing, modernizing our post-secondary institutions and new public schools as well as improvements and renewal of existing facilities. As outlined in Budget 2009, the plan to accelerate capital spending in the short term is being supported by federal economic stimulus funding.
As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets — like the Red River Floodway, highway infrastructure and economic stimulus investments — are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to invest in infrastructure projects to create jobs and stimulate the economy, an increase in the net debt to GDP ratio was forecast in Budget 2009. For fiscal year 2009/10, summary net debt to GDP is currently forecast to be 24.4%, down from the second quarter projection.
At the end of the third quarter $438 million in core government capital investments have been made, with a projection of $672 million invested by fiscal year-end.
Core government capital investment details are provided in Appendix III on page 12.
SPECIAL ACCOUNTS
Fiscal Stabilization
The budgeted draw of $110 million includes funds advanced by the Government of Canada for health programming of $47 million and $13 million for requirements related to ecoTrust funds. The projected draw for 2009/10 remains as budgeted.
Debt Retirement
The 2009 Budget provided for a $20 million contribution to debt retirement. An allocation committee will determine the share of those funds directed to the pension liability or general purpose debt.
Pension Assets
Last year the Province changed the trust conditions of the funds held in the Pension Asset Fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.
The fund balance is projected to increase $385 million in 2009/10, a $95 million improvement from budget, as a result of the allocation from the Debt Retirement Account, the government’s plan to continue addressing the unfunded liability for the Civil Service Superannuation Fund and net investment earnings.
Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur but are recognized over the employee average remaining service life (EARSL).

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009
PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
The original estimate of borrowing requirements identified in the 2009 Budget was $3.3 billion including refinancing of maturing debt, the funding of the Civil Service Superannuation Plan (CSSP), funding for Manitoba Hydro, capital investments, Health’s capital programs and new self sustaining requirements. This was revised to $3.5 billion at September 30, 2009 to reflect issues being called prior to maturity.
For the period April 1, 2009 to December 31, 2009, $98.2 million was raised through the issue of Builder Bonds and $2.55 billion was raised in the public market.
The total outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast for general government programs has been revised upwards from that stated in the budget, as shown in the table on the following page.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009
Provincial Borrowings, Guarantees and Obligations

	2009/10 Forecast		March 31, 2009
Provincial Borrowings, Guarantees and Obligations	$ millions	$ Per Capita*	$ millions	$ Per Capita*
General Government Programs	6,805	5,569	6,321	5,198
Manitoba Hydro	8,384	6,861	8,234	6,771
Other Crown Organizations	1,451	1,187	1,164	957
Health Facilities	1,054	863	831	683
Federal Government[1]	69	56	88	72
Capital Investments	1,861	1,523	1,411	1,160

Subtotal	19,624	16,059	18,049	14,841
General Government Programs — Pensions[2]	2,180	1,784	1,850	1,521

Subtotal[3]	21,804	17,843	19,899	16,362

Other Obligations
Pension Liability	4,830		4,640
Pension Asset Fund	(3,029)		(2,637)

Net Pension Liability	1,801		2,003
Debt incurred for and repayable by the Manitoba Hydro Electric Board and Manitoba Lotteries Corporation	(8,154)		(8,008)
Education and Health Debt held by Government Enterprises	404		406
Other Debt of Crown Organizations	260		278

Subtotal	(5,689)		(5,321)

Total Provincial Borrowings, Guarantees and Obligations	16,115		14,578

Adjustments to arrive at Summary Net Debt
Guarantees	(402)		(402)
Net Financial Assets	(3,460)		(2,678)

Summary Net Debt[4]	12,253	9,993	11,498	9,455

Summary Net Debt as a percentage of GDP	24.4%		22.4%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Amounts owed relating to federal accounting errors in prior years. See Note 10, page 95 of the 2008/09 Public Accounts for additional information.

2.	In 2008/09, the Government allocated $350 million to the Civil Service Superannuation Plan, an additional $330 million to address pension obligations for the civil service will be allocated in 2009/10.

3.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at December 31, 2009 total provincial borrowings and guarantees were payable 90% in Canadian dollars and 10% in U.S. dollars. Of this total, General Government Programs borrowings and Other Crown Organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 69% in Canadian dollars (64% at March 31, 2009) and 31% in U.S. dollars (36% at March 31, 2009) which is fully hedged by U.S. dollar revenue.

4.	Net financial assets and summary net debt as a percentage of GDP include the projected impact of changes in other comprehensive income (OCI). Changes in OCI are based upon market value measurements at year-end and reflect a change to the book value of investments held by government business enterprises and the value of the Canadian dollar against the US dollar on US debt held by Manitoba Hydro. The OCI forecast does not impact summary net income.

*	The 2009/10 Forecast Per Capita data is based upon population figures at October 1, 2009, and the March 31, 2009 Per Capita data is based upon population figures at April 1, 2009 as reported by Statistics Canada.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009
MANITOBA ECONOMIC PERFORMANCE AND OUTLOOK
(As of March 1, 2010)
Manitoba’s economy is estimated to have contracted by 0.3% in 2009 according to Manitoba Finance’s survey of independent forecasters conducted on February 22. This is the strongest performance among provinces last year and considerably better than the national GDP decline of 2.6%. The 0.3% drop in Manitoba’s real GDP is below the 0.2% decline expected by forecasters at the time of the 2009 Budget.
Last year was the fourth consecutive year in which Manitoba’s economic growth surpassed Canada’s. Manitoba outperformed Canada’s economy in virtually all major economic indicators in 2009.
In late 2008, Canada’s economy followed the U.S. into recession, declining for three quarters beginning in the last quarter of 2008. Canada’s economy grew modestly in the third quarter of 2009 with a strong performance in the last quarter of the year. Most private sector forecasters project that Canada’s economy will continue to strengthen throughout 2010 as international financial and economic prospects continue to improve. The Manitoba Finance survey of economic forecasters projects that Manitoba’s real GDP will grow by 2.4% in 2010, just below the projected national increase of 2.6%.
Manitoba was one of three provinces to avoid a decline in employment in 2009 with a small increase of 200. Last year, Canada’s employment declined by 277,000, or 1.6%, the biggest decline since 1991. Manitoba lost part-time jobs but this was more than offset by an increase in full-time employment.
The provincial unemployment rate increased to 5.2% from 4.2% in 2008, while Canada’s rate rose to 8.3% from 6.1%. In January 2010, Manitoba’s employment increased to 612,400, reaching an all-time high and surpassing the previous record established in August 2009.
Manitobans’ average weekly earnings continue to increase, with 2.8% year-over-year growth last year, the fourth-strongest increase among provinces. Nationally, average earnings increased 1.6%.
Manitoba’s retail sales declined by 0.9% in 2009, much better than the national decline of 3.0%. Most of the weakness in retail sales occurred in the first half of the year, with stronger results posted in the last two quarters. In December 2009, Manitoba’s retail sales posted their best year-over-year performance since October, 2008. New car dealers and gasoline stations had the largest declines, the latter caused by lower overall gas prices last year.
Manitoba housing starts fell 25% last year compared to a 29% national decrease. The total value of Manitoba building permits issued declined 3.7% while the value of Canada’s building permits issued declined 13.4%.
The strong value of the Canadian dollar and continued weakness in the U.S. market reduced Manitoba’s manufacturing sales in 2009. Manitoba’s manufacturers’ sales declined 10.9%, third-best among provinces and well above Canada’s decline of 17.4%. Though the lower sales by Manitoba manufacturers were spread among several industries, Manitoba’s decline was most affected by weaker primary metal prices, as sales of processed primary metals — principally nickel and copper — declined by 32%.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009
Lower nickel and copper exports are principal factors in the year-over-year decline in Manitoba’s merchandise exports last year. Exports declined 18%, the second-strongest performance among provinces and much better than Canada’s decline of 27%. Exports to the U.S. were down 19% while non-U.S. exports declined 16%. About 68% of Manitoba’s exports were destined for the U.S. in 2009 while China and Japan accounted for 6% and 5% respectively.
Capital investment in Manitoba increased 4.0% last year, second-strongest among provinces and ahead of the national decline of 11.4%. According to the Private and Public Investment Survey, capital investment will slip 1.1% in 2010, behind the projected national increase of 4.4%.
Manitoba 2009 farm cash receipts were unchanged through September relative to the same period in 2008. Receipts for Canada fell 4.2% over the same period, with receipts in six provinces declining. Manitoba receipts for crops and livestock both increased, though lower direct payments (insurance, other producer support programs, etc.) offset the gain.
The Consumer Price Index rose 0.6% in Manitoba and 0.3% in Canada in 2009. Manitoba’s consumer inflation has been relatively stable over the last several years.
Manitoba’s population reached 1,226,196 on October 1, 2009, an annual increase of 17,085 persons. This is the largest 12-month population gain in the current population data series first developed in 1971. Population grew 1.4% from the previous year, above Canada’s 1.2% increase. Improvements in both interprovincial and international migration were largely responsible for Manitoba’s population growth performance.
For updates and more details please see the Manitoba Economic Highlights at http://www.gov.mb.ca/finance/pdf/highlights.pdf

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009

2009/10 Core Government Revenue by Source	Appendix I
UNAUDITED

	Year-to-Date to December 31				Full Year
	2009/10			2008/09	2009/10			Actual
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	2008/09

Income taxes
Individual Income Tax	1,748,203	1,743,285	4,918	1,742,956	2,395,900	2,342,700	53,200	2,455,117
Corporation Income Tax	193,248	196,892	(3,644)	226,714	258,200	346,600	(88,400)	386,131

Subtotal: Income Taxes	1,941,451	1,940,177	1,274	1,969,670	2,654,100	2,689,300	(35,200)	2,841,248

Other Taxes
Corporation Capital Tax	124,010	121,365	2,645	140,657	150,000	135,000	15,000	167,816
Gasoline Tax	105,967	102,263	3,704	88,345	135,000	130,000	5,000	136,063
Insurance Corporations Tax	51,560	51,571	(11)	48,080	69,500	69,500	—	67,682
Land Transfer Tax	43,885	41,675	2,210	42,661	49,785	46,400	3,385	49,519
Levy for Health and Education	275,038	272,613	2,425	236,285	364,600	358,600	6,000	357,501
Mining Tax	—	—	—	83,170	5,000	10,000	(5,000)	45,927
Motive Fuel Tax	67,704	67,110	594	62,664	90,500	90,500	—	92,716
Retail Sales Tax	1,227,045	1,228,262	(1,217)	1,053,162	1,584,700	1,594,700	(10,000)	1,569,334
Tobacco Tax	161,217	160,293	924	130,227	207,000	194,000	13,000	189,633
Other Taxes	7,373	6,956	417	12,037	9,649	8,876	773	14,382

Subtotal: Other Taxes	2,063,799	2,052,108	11,691	1,897,288	2,665,734	2,637,576	28,158	2,690,573

Fees and Other Revenue
Fines and Costs and Other Legal	32,798	31,576	1,222	34,571	42,303	51,848	(9,545)	46,871
Minerals and Petroleum	13,814	12,746	1,068	17,540	15,893	9,594	6,299	19,970
Automobile and Motor Carrier Licences and Fees	93,996	94,328	(332)	86,268	118,026	118,025	1	113,077
Parks: Forestry and Other Conservation	28,683	22,940	5,743	27,237	33,827	33,973	(146)	29,654
Water Power Rentals	85,861	83,518	2,343	88,048	112,144	118,502	(6,358)	115,660
Service Fees and Other Miscellaneous Charges	70,014	72,342	(2,328)	71,738	124,167	121,718	2,449	134,197
Revenue Sharing from SOAs	17,910	15,746	2,164	15,346	24,380	23,880	500	20,995

Subtotal: Fees and Other Revenue	343,076	333,196	9,880	340,748	470,740	477,540	(6,800)	480,424

Federal Transfers
Equalization	1,547,547	1,547,547	—	1,547,546	2,063,400	2,063,400	—	2,063,394
Canada Health Transfer (CHT)	674,541	677,511	(2,970)	649,093	897,402	903,300	(5,898)	875,409
Canada Social Transfer (CST)	293,790	293,573	217	289,599	392,184	392,300	(116)	387,531
Health Funds	—	—	—	—	15,038	13,976	1,062	4,229
Infrastructure Renewal	—	—	—	—	68,259	135,150	(66,891)	50,000
Manitoba Floodway Expansion	10,229	27,598	(17,369)	24,083	38,000	77,967	(39,967)	55,085
Shared Cost and Other Transfers	138,747	120,826	17,921	131,079	236,474	195,607	40,867	188,348

Subtotal: Federal Transfers	2,664,854	2,667,055	(2,201)	2,641,400	3,710,757	3,781,700	(70,943)	3,623,996

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	141,900	142,600	(700)	132,000	235,100	236,200	(1,100)	229,164
Manitoba Lotteries Corporation	231,100	225,900	5,200	225,900	305,000	311,600	(6,600)	304,780

Subtotal: Net Income of GBEs	373,000	368,500	4,500	357,900	540,100	547,800	(7,700)	533,944

Total Revenue	7,386,180	7,361,036	25,144	7,207,006	10,041,431	10,133,916	(92,485)	10,170,185

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009

2009/10 Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to December 31				Full Year
	2009/10			2008/09	2009/10			Actual
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget[1]	Variance	2008/09

Health and Healthy Living
Health	3,239,718	3,185,940	53,778	3,082,205	4,466,900	4,367,238	99,662	4,268,413
Healthy Living, Youth and Seniors	53,831	56,799	(2,968)	50,436	72,975	73,788	(813)	39,015

Total Health and Healthy Living	3,293,549	3,242,739	50,810	3,132,641	4,539,875	4,441,026	98,849	4,307,428

Education
Advanced Education and Literacy	458,015	469,821	(11,806)	437,125	607,630	609,996	(2,366)	577,475
Education	1,110,541	1,123,936	(13,395)	1,056,412	1,467,763	1,467,194	569	1,392,701

Total Education	1,568,556	1,593,757	(25,201)	1,493,537	2,075,393	2,077,190	(1,797)	1,970,176

Family Services and Consumer Affairs	944,149	955,971	(11,822)	865,391	1,308,134	1,220,699	87,435	1,178,145

Community, Economic and Resource Development
Aboriginal and Northern Affairs	26,685	30,600	(3,915)	29,561	38,098	38,374	(276)	41,446
Agriculture, Food and Rural Initiatives	124,319	129,957	(5,638)	125,072	223,880	225,354	(1,474)	225,726
Conservation	100,506	103,134	(2,628)	98,279	136,222	133,731	2,491	134,503
Entrepreneurship, Training and Trade	85,049	93,678	(8,629)	74,888	154,379	154,072	307	131,902
Housing and Community Development	45,717	45,383	334	39,744	81,294	61,692	19,602	61,504
Infrastructure and Transportation	401,532	428,600	(27,068)	380,200	602,802	604,642	(1,840)	530,384
Innovation, Energy and Mines	58,036	56,043	1,993	57,536	81,405	81,767	(362)	79,008
Local Government	160,591	189,028	(28,437)	176,376	251,377	230,111	21,266	330,437
Water Stewardship	23,531	24,046	(515)	22,421	34,366	34,807	(441)	32,342

Total Community, Economic and Resource Development	1,025,966	1,100,469	(74,503)	1,004,077	1,603,823	1,564,550	39,273	1,567,252

Justice and Other Expenditures
Legislative Assembly	26,113	27,753	(1,640)	23,556	38,515	37,398	1,117	33,071
Executive Council	2,947	3,011	(64)	2,598	3,714	4,016	(302)	3,586
Civil Service Commission	5,010	5,142	(132)	4,512	6,612	6,688	(76)	6,128
Culture, Heritage and Tourism	52,394	54,732	(2,338)	49,567	69,607	68,415	1,192	77,703
Employee Pensions and Other Costs	(4,683)	(3,294)	(1,389)	2,366	13,372	15,124	(1,752)	54,356
Finance	73,855	75,476	(1,621)	73,647	89,902	92,109	(2,207)	96,033
Justice	275,557	279,164	(3,607)	248,822	410,011	392,336	17,675	373,619
Labour and Immigration	37,121	39,648	(2,527)	33,657	59,431	59,450	(19)	54,374
Sport	8,882	8,884	(2)	9,084	11,897	11,933	(36)	12,161
Enabling Appropriations	1,840	2,641	(801)	2,109	14,226	16,361	(2,135)	3,392
Other Appropriations	69,096	37,365	31,731	26,781	175,235	29,471	145,764	42,900

Total Justice and Other Expenditures	548,132	530,522	17,610	476,699	892,522	733,301	159,221	757,323

Less: Year-End Lapse	—	—	—	—	(16,250)	(65,000)	48,750	—
Debt Servicing Costs	190,226	201,420	(11,194)	208,567	240,000	250,150	(10,150)	233,001

Total Expenditure	7,570,578	7,624,878	(54,300)	7,180,912	10,643,497	10,221,916	421,581	10,013,325
Subtract: Total Expenditue Estimates(above) from Total Revenue Estimate (Appendix I)	7,386,180	7,361,036	25,144	7,207,006	10,041,431	10,133,916	(92,485)	10,170,185

Net Result for the Year (before transfers)	(184,398)	(263,842)	79,444	26,094	(602,066)	(88,000)	(514,066)	156,860

Transfer to Debt Retirement	—	—	—	—	(20,000)	(20,000)	—	(110,495)
Transfer from / (to) Fiscal Stabilization	—	—	—	—	110,000	110,000	—	(46,365)

Net Result for the Year	(184,398)	(263,842)	79,444	26,094	(512,066)	2,000	(514,066)	—

1.	Budget figures are adjusted to include Enabling Appropriations

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2009

2009/10 Core Government Capital Investment	Appendix III
UNAUDITED

	Year-to-Date to December 31				Full Year
	2009/10			2008/09	2009/10			Actual
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	2008/09

General Assets
Government Services Capital Projects	40,456	45,279	(4,823)	56,564	108,956	125,000	(16,044)	86,979
Transportation Equipment and Aircraft	9,629	12,833	(3,204)	4,011	23,172	32,037	(8,865)	16,067
Information Technology Projects	5,839	10,696	(4,857)	4,531	22,858	24,930	(2,072)	12,579
Other Equipment and Buildings	778	1,646	(868)	688	4,599	4,847	(248)	3,736

	56,702	70,454	(13,752)	65,794	159,585	186,814	(27,229)	119,361

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	313,496	321,469	(7,973)	158,208	386,620	366,725	19,895	212,414
Manitoba Floodway Expansion	51,903	71,904	(20,001)	74,577	100,000	172,846	(72,846)	123,764
Water Control Infrastructure	6,998	7,460	(462)	4,054	10,600	10,600	—	7,207
Parks, Cottage and Camping Projects	8,714	10,903	(2,189)	3,080	15,318	16,757	(1,439)	7,138

	381,111	411,736	(30,625)	239,919	512,538	566,928	(54,390)	350,523

Total Capital Investment	437,813	482,190	(44,377)	305,713	672,123	753,742	(81,619)	469,884